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                           September 7, 2023

       Dr. Jiong Ma
       Chief Executive Officer
       Chavant Capital Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Chavant Capital
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed on August 11,
2023
                                                            File No. 333-271197

       Dear Dr. Jiong Ma:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover page

   1. We note you deleted the legend required by Item 501(b)(10) of Regulation S-K. Please revise to include this
legend.
       Notes to the Unaudited Pro Forma Condensed Combined Financial
Information
       Note 5. Loss Per Share, page 136

   2. We note your revisions made in response to prior comment 16. Please further reconcile the table at the bottom
of page 137 with respect to the share numbers shown in the line items for Assumed
Options and RSUs and Employee Stock Purchase Plan with the related
 Dr. Jiong Ma
FirstName  LastNameDr.  Jiong Ma
Chavant Capital Acquisition Corp.
Comapany 7,
September  NameChavant
              2023        Capital Acquisition Corp.
September
Page  2    7, 2023 Page 2
FirstName LastName
         share numbers disclosed on page 24. We note that the total potentially dilutive common share equivalents as totaled in the tables on pages 24 and 137 differ and such difference appears attributable to these two aforementioned line items. Please revise or advise.
Material U.S. Federal Income Tax Considerations, page 193

3. We note your response to prior comment 29 and reissue our comment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    rather than    will,    but counsel
providing the opinion must explain
         why it cannot give a    will    opinion and describe the degree of
uncertainty in the opinion.
         Please refer to Sections III.B and C of Staff Legal Bulletin 19. Outstanding Equity Awards at 2022 Fiscal Year-End, page 262

4. Refer to footnote two of Outstanding Equity Awards at 2022 Fiscal Year-End table.
         Please revise to discuss your 2020 Key Employee Stock Option Plan or clarify whether footnote two should refer to your 2020 Key Employee Equity Incentive Plan, described on page 258, instead.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Mobix Labs
Liquidity and Capital Resources, page 273

5. We note your disclosure on F-85 that a note having a principal balance of $344,000 matured in June 2022. This appears inconsistent with your disclosure on page 273 that a
         $0.4 million note has    a maturity date within the next 12 months.
Please advise or
         revise.
6. We note your disclosure on F-86 that you issued additional convertible notes having a principal amount of $250,000 in January 2023. Please revise to discuss this note.
Index to Financial Statements
Chavant Capital Acquisition Corp., page F-1

7. Given that Chavant, an SEC filer, has now filed its Form 10-Q for the quarter ended June
         30, 2023, please provide updated interim financial statements and related disclosures for
         Chavant as required by Rule 8-08 of Regulation S-X and Item 14(e) of Form S-4.
8. In the next amendment, please comply with the financial statement updating requirements for Mobix Labs and EMI Solutions. In this regard, please provide updated unaudited interim financial statements of Mobix Labs for the nine months ended June 30, 2023 and
         2022, along with audited financial statements of EMI Solutions for the years ended June
         30, 2023 and 2022. Further, Selected Historical and Pro Forma Financial Data, Unaudited
         Pro Forma Condensed Combined Financial Information, MD&A of both Chavant and
         Mobix Labs, and related financial information should also be updated accordingly to the most recent financial statement period. Refer to Rule 8-08 of Regulation S-X and Item 17
 Dr. Jiong Ma
Chavant Capital Acquisition Corp.
September 7, 2023
Page 3
      of Form S-4.
Note 6. Commitments and Contingencies
Business Combination Marketing Agreement, page F-17

9. We have reviewed your response to prior comments 18 and 42 with respect to the $2.8 million marketing fee payable to the representatives in your IPO. We note disclosure on page 99 that under the business combination marketing agreement with the underwriters, the marketing fee is conditioned on the completion of an initial business combination and that on page 300 you disclose the marketing fee will become payable only if you consummate a business combination, and that if the business combination does not occur, you will not be required to pay these contingent fees. Given that the fees are contingently payable upon the condition of the business combination being consummated or services being rendered in connection therewith, please tell us and disclose how you have accounted for the $2.8 million marketing fee payable in your unaudited pro forma financial statements which reflect the business combination. To the extent no services have been provided by the underwriters with respect to this agreement, and thus, the contingent fee is not and will not become payable, please also disclose this fact.
General

10. Please tell us, with a view to disclosure, whether you have received notice from Roth
      Capital Partners, LLC and Craig-Hallum Capital Group LLC or any other firm engaged in
      connection with Chavant   s initial public offering about ceasing
involvement in your
      transaction and how that may impact your deal, including the deferred underwriting
      compensation owed for the SPAC   s initial public offering.
11. We note your response to prior comment 44 that certain shareholders agreed to waive their redemption rights for no consideration. Please revise your disclosure.
       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameDr. Jiong Ma
                                                           Division of
Corporation Finance
Comapany NameChavant Capital Acquisition Corp.
                                                           Office of
Manufacturing
September 7, 2023 Page 3
cc:       John C. Ericson
FirstName LastName